

June 25, 2013

<u>Via Email</u>
Mr. Xiangying Meng
President and Chief Executive Officer
Xunna Information Technology Inc.
4790 Caughlin Pkwy, Suite 387
Reno, Nevada 89519

     Re: Xunna Information Technology Inc.
             Form 8-K filed March 15, 2013
             File No. 000-54655

Dear Mr. Meng:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Jaime G. John

                      Jaime G. John
                      Staff Accountant